# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MVB Financial Corp., CIK 0001277902
CUSIP: 553810102
Title of class of securities: Common Stock, $1.00 par value
Address of issuer's principal executive offices: 301 Virginia Avenue, Fairmont, West Virginia (WV), 26554
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001193125-24-022210
Filed by CIK 0001313816

## Reporting persons
- TimesSquare Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 924,053; shared voting power 0; sole dispositive power 924,053; shared dispositive power 0; aggregate amount beneficially owned 924,053 (7.14% of the class)

## Item 1. Issuer
Name of issuer: MVB Financial Corp.
Address of issuer's principal executive offices: 301 Virginia Avenue, West Virginia 26554

## Item 2. Person Filing
Name of person filing: TimesSquare Capital Management, LLC
Address of principal business office or, if none, residence: 75 Rockefeller Plaza, NY, New York 10019
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 924,053
Percent of class: 7.14
Sole power to vote or to direct the vote: 924,053
Sole power to dispose or to direct the disposition: 924,053

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- TimesSquare Capital Management, LLC: Preeti Kohli, Preeti Kohli (02/03/2025)